

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2022

Selim Bassoul
Chief Executive Officer
Six Flags Entertainment Corp
1000 Ballpark Way, Suite 400
Arlington, Texas 76011

> **Re: Six Flags Entertainment Corp**
> **Form 10-K for the Fiscal Year Ended January 2, 2022**
> **Filed February 24, 2022**
> **Form 8-K Filed February 24, 2022**
> **File No. 001-13703**

Dear Mr. Bassoul:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 2, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 39

1. We note you disclose per capita metrics here and in your press releases on Form 8-K. For each metric, please revise your disclosures to include or clarify the following information:
    • How it is calculated, including any estimates or assumptions underlying the metric or its calculation;
    • The reasons why the metric provides useful information to investors; and
    • How management uses the metric in managing or monitoring the performance of the business.
    Refer to SEC Release No. 33-10751.

Form 8-K Filed February 24, 2022

Exhibit 99.1, page 1

2. We note that you have titled some measures as pro forma allocation of admissions spending to in-park spending. Please tell us if the measures are presented based on the guidance in Article 11 of Regulation S- X. If not, please revise your presentation to more clearly state what the amounts represent and eliminate the use of the description as "pro forma."

3. Please revise your disclosure to clearly indicate Net debt as a non-GAAP financial measure and include the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services